Exhibit 6.8

ASSET PURCHASE AGREEMENT

This Agreement entered into on May 15th, 2019 between Jason Black on behalf of Canamed4Pets, Inc. a Wyoming company and Patrick King of Cloverdale, CA. Wherein Canamed4Pets, Inc. has purchased an intellectual property asset from Patrick King.

The asset called "Cannequipt" is a company originally conceived by Jason Black and Patrick King.

Whereas Mr. King wishes to sell the full rights to Cannequipt to Mr. Black who wishes to purchase Cannequipt, Mr. King agrees to turn over all intellectual property, designs, logos and any other materials related to Cannequipt to Mr. Black.

In Consideration of this purchase valued at $50,000.00 (fifty thousand dollars) USO Jason Black shall issue to Mr. King as cash equivalent 10 million (10,000,000) shares of Canamed4Pets, Inc. common stock at a price of .005 per share. At which time Canamed4Pets, Inc. or its successor shall be the exclusive 100% owner of Cannequipt.

This Asset Purchase Agreement finalized this 15th day of May 2019

Jason Black - President/CEO	Patrick King

/s/ Jason Black	/s/ Patrick King